EXHIBIT 99(a):   Loan Arrangement Letter

                  Lynn-Cole Capital Corporation

November 1, 2001

Kelly P. Jones
Medical Staffing Solutions, Inc.
3021 West Excel
Spokane, WA 99208

Re: $20,000 Loan

Dear Mr. Jones,

This letter is clarify our discussions on loaning Medical Staffing Solutions, Inc. (MSS) $20,000. In the event MSS does not raise at least $20,000 in 6 the Registered Public Offering then Lynn-Cole Capital will loan your company $20,000 on an as
needed  basis.   The  amount loaned will  be  calculated  against
amount raised up to $20,000. (i.e. if $12,500 is raised then Lynn-Cole will loan $7,500). The loan will mature at an annual interest rate of Prime plus one percent. Principle and interest will be payable one year from the date of the first disbursement to MSS. At the time of repayment from MSS, and at the option of MSS, principle and interest may be converted to common shares in MSS at a price of $0.25 a share.


Sincerely,                    Agreed and accepted

/s/ Victoria P. Quiel         /s/ Kelly P. Jones

Victoria P. Quiel             Kelly P. Jones
President                     President





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